SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 30 March 2006

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward
Assistant Secretary

Date: 30 March 2006

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand, London, WC2N 5EH,

United Kingdom

Update- to 30 March 2006

Recent Announcements to the London Stock Exchange

DATE	DETAILS

30.3.06	National Grid Close period trading update for the year ending 31 March 2006.

30.3.06	Financial Timetable for the year ending 31 March 2007.

27.3.06	Director’s share purchase (Sir John Parker)

21.3.06	Euro Medium Term Note Programme (two releases).

14.3.06	Directors Interests- N.Winser Exercise of options/part disposal.

13.3.06	Directors Interests-S Lucas Exercises Sharesave.

9.3.06	Directors interests- exercise of options/part disposal- E. Astle

9.3.06	Directors Interests - Share Incentive Plan - monthly update

7.3.06	Investor Diary Dates

3.03.06	Quest operation

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand

London

WC2N 5EH

United Kingdom

Update- to 30 March 2006

National Grid plc (NG)

3 March 2006

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)

(Notification of Directors’ Interests pursuant to Section 324(2)

of the Companies Act 1985)

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Yesterday, each of the following NG Executive Directors: E M Astle, S J Holliday, S Lucas, N P Winser and R J Urwin, technically ceased to be interested in 1,817,743 NG Ordinary shares, by virtue of the Quest transferring the shares to some 580 employees. Following this transfer there are no further shares retained by the Quest.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NG’s Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).

National Gric plc (‘NG’)

7 March 2006

National Grid Investor Diary Dates 2006

On 4 January 2006 , National Grid notified its investor diary dates for 2006. That information is now updated to include the pre close trading update for the year ending 31 March 2006, scheduled as follows:

30 March 2006	Pre close trading update for the year ending 31 March 2006
18 May 2006	2005/06 preliminary results announcement
31 July 2006	Annual General Meeting
16 November 2006	2006/07 interim results announcement

Note: the 2006/07 financial timetable will be announced with the pre close trading update on 30 March 2006.

Contact: Deborah Taylor, Investor Relations +44 (0)20 7004 3169

National Grid plc (NG)

9 March 2006

NG SHARE INCENTIVE PLAN (the “SIP”)

(Notification of Directors’ Interests, pursuant to

Section 324(2) of the Companies Act 1985)

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Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 42,728 NG ordinary shares under the scheme was confirmed by the Trustee yesterday, the shares having been purchased in the market on 7 March 2006, at a price of 590 pence per share, on behalf of some 2,800 participants.

The following executive Directors of NG are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP	Resulting total interest
Steven Holliday	21 Ordinary Shares	559,468 Ordinary Shares
Roger Urwin	21 Ordinary Shares	1,501,196 Ordinary Shares 281,977 B Shares- unchanged

Contact: D C Forward, Assistant Secretary (0207 004 3226)

9 March 2006

National Grid plc (NG)

Directors’ Interests in NG Ordinary Shares

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Edward Astle has today received confirmation that, having exercised Executive Share Scheme options granted to him in December 2002 at 434.25p per share, over 74,841 NG shares, on 7 March, the shares were sold on that day at 594.5p per share.

His total interest after this event is over 784,837 NG ordinary shares.

National Grid plc (NG)

13 March 2006

Notification of Directors’ Interests pursuant to

Section 324(2) of the Companies Act 1985

(Employee Sharesave Scheme Maturity)

--------------------------------------------------------------------

Today, some 400 NG employees exercised Sharesave Scheme options granted in December 2002, at 350p per share, following the three year maturity under the scheme.

One of NG’s Directors, Steve Lucas, was a participant to whom shares were allotted on exercising his Sharesave scheme option for 2,700 shares; which he has retained leaving his total personal interest unchanged.

Contact: D C Forward, Assistant Secretary (0207 004 3226).

14 March 2006

National Grid plc (NG)

Director’s Interests in NG Ordinary Shares

------------------------------------------------------------------

The Company has today received confirmation of the following dealings by Nick Winser:

National Grid Executive Share Option Scheme

On 13th March, Nick Winser exercised Executive Share Scheme options granted to him in June 1998 (10,633 shares; option price 375.75p per share) and June 1999 (47,236 shares; option price 455.25p per share) which were all sold on that day at 601.5p per share;

On 14th March, he exercised Executive Share Scheme options granted to him in June 2002 (37,383 shares; option price 481.5p per share) of which 21,184 shares were sold on that day at 598p per share; and he retains 16,199 NG shares.

National Grid Share Matching Plan

In addition, on 14th March, the Trustee of the National Grid 1996 Employee Benefit Trust (ESOP) confirmed that 2,509 shares were transferred to Nick Winser on exercising the Sharematch award (at a total exercise price of £1) granted to him under the National Grid Share Matching Scheme operation in 2002. These shares are also retained by him.

(Note: For Companies Act purposes, certain Executive Directors of NG (E Astle, S Holliday, R Urwin and N Winser) are deemed to have a technical interest in all the shares held by the ESOP, together with all participating employees. The joint interest ceases on those shares on transfer to individual participants by the exercise of executive share options or under another employees’ share scheme.)

Nick Winser’s total interest after this event is over 355,895 option/award shares and 56,687 beneficially held NG ordinary shares.

Contact: D C Forward, Assistant Secretary (0207 004 3226).

National Grid plc

EURO MEDIUM TERM NOTE PROGRAMME

National Grid plc announces that it has today issued AUD 50,000,000 Floating Rate Instruments due 2016 Series No 26, as part of the National Grid plc and National Grid Electricity Transmission plc EUR 6,000,000,000 Euro Medium Term Note Programme.

21 March 2006

Contact: Andrew Kluth (Tel: 020 7004 3365)

National Grid plc

EURO MEDIUM TERM NOTE PROGRAMME

National Grid plc announces that it has today issued EUR 750,000,000 Fixed Rate Instruments due 2013 Series No 25, as part of the National Grid plc and National Grid Electricity Transmission plc EUR 6,000,000,000 Euro Medium Term Note Programme.

21 March 2006

Contact: Andrew Kluth (Tel: 020 7004 3365)

27 March 2006

National Grid plc (‘National Grid’)

Directors’ Share Purchase

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Sir John Parker, Chairman of National Grid, today purchased a further 10,000 NG. ordinary shares at 583.86p per share.

This takes his total holding to 55,832 NG. ordinary shares.

National Grid plc (‘National Grid ‘)

30 March 2006

National Grid Financial Timetable

for the year ending 31 March 2007

On 4 January 2006, National Grid notified its investor diary dates for 2006. As anticipated, that information is now updated, with the full financial timetable, which is currently scheduled as follows:

18 May 2006	2005/06 preliminary results *
7 June 2006	Ordinary shares go ex-dividend
9 June 2006	Record date for ordinary shares 2005/06 final dividend
June 2006	Annual Report posted to shareholders*
12 July 2006	DRIP election date for 2005/06 final dividend
31 July 2006	Annual General Meeting International Convention Centre, Birmingham.
7 August 2006	Proposed payment date for B share continuing dividend
23 August 2006	2005/06 final dividend paid to qualifying ordinary shareholders
16 November 2006	2006/07 interim results*
29 November 2006	Ordinary shares go ex-dividend
1 December 2006	Record date for ordinary shares 2006/07 interim Dividend
8 December 2006	DRIP election date for 2006/07 interim dividend
24 January 2007	2006/07 interim dividend paid to qualifying ordinary shareholders

* Documents made available on the National Grid website (www.ngrid.com)

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Contact: D C Forward, Assistant Secretary, 0207 004 3226

30 March 2006

National Grid close period trading update for the

year ending 31 March 2006

Continued good performance and strong earnings per share growth

National Grid plc (the “Group”) is today issuing its trading update as it enters its close period ahead of the announcement of its preliminary results on Thursday 18 May 2006.

The Group expects to deliver growth in operating profit* and, due to significantly lower financing costs this year, strong growth in profit before tax* for the year. The effective tax rate for the year is anticipated to be around 31%. Earnings per share* are expected to be well ahead of last year, reflecting the 1 August 2005 share consolidation**.

The good operating performance reflects a continued focus on efficiencies across the Group, as well as underlying volume growth in the US and higher UK capacity auction income. This, together with the strengthening US dollar, is forecast to more than offset a significant increase in depreciation charges, a decrease in incentive profits, timing on the recovery of US pension costs and higher shrinkage gas costs.

As expected, net debt is anticipated to be around £11 billion, excluding certain mark-to-market effects.

* Results are measured on a Business Performance basis. Business Performance results are the primary financial performance measure used by the Group, being the results for continuing operations before exceptional items and certain non-cash mark-to-market re-measurements of commodity contracts and financial instruments that are held for economic hedging purposes but which do not achieve hedge accounting.

** The number of ordinary shares in issue is expected to decrease by 12%, from 3.1 billion at 31 March 2005 to 2.7 billion at 31 March 2006 as a result of the share consolidation.

Contacts

Investors
David Campbell	+44 (0)20 7004 3170	+44 (0)7799 131783(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

Citigate Dewe Rogerson		+44 (0)20 7638 9571
Anthony Carlisle		+44 (0)7973 611888(m)

Audited comparative data for the year ended 31 March 2005 under IFRS

£m
Underlying results* for continuing operations
Operating profit	2,443
Pre-tax profit	1,740
Earnings	1,303
Earnings per share	42.3p

Statutory results
Operating profit – continuing operations	2,142
Pre-tax profit – continuing operations	1,439
Earnings - continuing operations	1,120
Earnings	1,424
Earnings per share	46.2p

Note:

As previously reported, the adoption of International Financial Reporting Standards (IFRS) will lead to greater volatility on both underlying and statutory reported earnings due to the effects IFRS has on the accounting treatment of US regulatory assets as compared with UK GAAP and the adoption of International Accounting Standard 39: Financial Instruments, Recognition and Measurement, which the Group adopted with effect from 1 April 2005. While this may cause the reported results for any given period to be more volatile than those reported under UK GAAP, this change in treatment does not impact the performance of the Group or its current or future cash flows.

Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, the impact of changes to accounting standards, technological developments, the failure to retain key management, the availability of new acquisition opportunities or the timing and success of future acquisition opportunities. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to obtain, delays in obtaining or adverse conditions contained in regulatory approvals or other consents to acquisitions made by or mergers with National Grid, the ability to integrate these businesses once acquired or merged or to realise the expected synergies from such transactions, the failure for any reason to achieve anticipated reductions in costs or to achieve operational efficiencies, unseasonable weather impacting on demand for electricity and gas, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid’s pension schemes and the regulatory treatment of pension costs and any adverse consequences arising from outages on or otherwise affecting energy networks owned and/or operated by National Grid.

For a more detailed description of these assumptions, risks and uncertainties, together with any other` risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (and in particular the “Risk Factors” and “Operating and Financial Review” sections in its most recent annual report on Form 20-F). Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. National Grid does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.